Unaudited Condensed Consolidated Interim Financial Statements

(In US dollars)

HUDBAY MINERALS INC.

For the three and nine months ended, September 30, 2022 and 2021

HUDBAY MINERALS INC.
Condensed Consolidated Interim Balance Sheets
(Unaudited and in thousands of US dollars)

		Sep. 30,	Dec. 31,
	Note	2022	2021
Assets
Current assets
Cash		$286,117	$270,989
Trade and other receivables	6	60,229	204,081
Inventories	7	134,059	158,453
Prepaid expenses and other current assets		11,800	15,338
Other financial assets	8	17,354	7,867
Taxes receivable		9,826	-
		519,385	656,728
Receivables	6	15,573	16,084
Inventories	7	41,076	37,573
Other financial assets	8	10,638	11,158
Intangibles and other assets	9	51,867	20,138
Property, plant and equipment	10	3,541,356	3,740,966
Deferred tax assets	18b	107,899	133,584
		$4,287,794	$4,616,231
Liabilities
Current liabilities
Trade and other payables		$211,481	$207,777
Taxes payable		1,449	15,243
Other liabilities	11	33,683	63,002
Other financial liabilities	12	20,236	29,308
Gold prepayment liability	3, 13	64,339	71,394
Lease liabilities	14	20,665	33,529
Deferred revenue	16	67,725	88,963
		419,578	509,216
Other financial liabilities	12	52,188	52,358
Gold prepayment liability	3, 13	15,927	68,614
Lease liabilities	14	45,122	44,473
Long-term debt	15	1,183,237	1,180,274
Deferred revenue	16	405,236	426,363
Pension obligations		16,054	6,252
Other employee benefits		88,875	128,588
Environmental and other provisions	17	256,601	461,501
Deferred tax liabilities	18b	234,087	261,764
		2,716,905	3,139,403
Equity
Share capital	19b	1,780,254	1,778,848
Reserves		8,697	(182)
Retained earnings		(218,062)	(301,838)
		1,570,889	1,476,828
		$4,287,794	$4,616,231
Commitments (note 22)

HUDBAY MINERALS INC.
Condensed Consolidated Interim Income Statements
(Unaudited and in thousands of US dollars, except per share amounts)

	Note	Three months ended September 30,		Nine months ended September 30,
		2022	2021	2022	2021
Revenue	5a	$346,171	$358,961	$1,140,244	$1,076,828
Cost of sales
Mine operating costs		223,930	211,064	674,825	612,251
Depreciation and amortization	5b	89,811	86,010	258,207	267,997
Impairment - environmental obligation	5f	-	147,305	-	147,305
		313,741	444,379	933,032	1,027,553

Gross profit (loss)		32,430	(85,418)	207,212	49,275
Selling and administrative expenses		10,448	9,298	23,910	29,295
Exploration expenses	3	1,771	6,932	29,387	26,285
Other expenses	3, 5c	6,296	15,838	14,041	18,815
Re-evaluation adjustment - environmental obligation	3, 17	(6,417)	134	(146,950)	(4,890)
Impairment - Arizona	5e	-	-	94,956	-
Results from operating activities		20,332	(117,620)	191,868	(20,230)
Net interest expense on long term debt	5d	16,921	19,300	50,730	57,837
Accretion on streaming arrangements	5d	8,567	8,295	20,760	34,359
Change in fair value of financial instruments	5d	(6,686)	162	(5,888)	47,735
Other net finance costs	5d	1,793	2,453	16,164	42,441
Net finance expense		20,595	30,210	81,766	182,372
(Loss) profit before tax		(263)	(147,830)	110,102	(202,602)
Tax expense	18a	7,872	22,581	22,279	31,303
(Loss) profit for the period		$(8,135)	$(170,411)	$87,823	$(233,905)

(Loss) profit per share
Basic		$(0.03)	$(0.65)	$0.34	$(0.89)
Diluted		$(0.03)	$(0.65)	$0.33	$(0.89)

Weighted average number of common shares outstanding:
Basic	20	261,896,143	261,517,461	261,824,961	261,430,996
Diluted	20	261,896,143	261,517,461	262,212,117	261,430,996

HUDBAY MINERALS INC.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited and in thousands of US dollars)

	Note	Three months ended September 30,		Nine months ended September 30,
		2022	2021	2022	2021
Cash generated from operating activities:
(Loss) profit for the period		$(8,135)	$(170,411)	$87,823	$(233,905)
Tax expense	18a	7,872	22,581	22,279	31,303
Items not affecting cash:
Depreciation and amortization	5b	90,146	86,451	259,327	269,400
Share-based compensation		2,489	1,549	(1,826)	5,636
Net interest expense on long-term debt	5d	16,921	19,300	50,730	57,837
Accretion on streaming arrangements	5d	8,567	8,295	20,760	34,359
Change in fair value of financial instruments	5d	(6,686)	162	(5,888)	47,735
Other net finance costs	5d	1,793	2,453	16,164	42,441
Inventory adjustments		2,074	5,445	3,546	3,999
Amortization of deferred revenue and variable consideration	5a	(15,339)	(23,538)	(62,749)	(55,870)
Pension and other employee benefit payments, net of accruals		1,846	4,688	1,382	9,099
Re-evaluation adjustment - environmental obligation	3, 17	(6,417)	134	(146,950)	(4,890)
Impairment - environmental adjustment	5f	-	147,305	-	147,305
Impairment - Arizona	5e	-	-	94,956	-
Decommissioning and restoration payments	17	(4,420)	(6,538)	(12,649)	(16,479)
Other	23a	(1,544)	8,224	(11,018)	1,579
Taxes paid		(7,550)	(2,591)	(33,306)	(12,604)
Operating cash flow before change in non-cash working capital		81,617	103,509	282,581	326,945
Change in non-cash working capital	23b	90,891	36,289	118,840	(38,978)
		172,508	139,798	401,421	287,967
Cash used in investing activities:
Acquisition of property, plant and equipment	3	(89,518)	(87,368)	(220,143)	(249,495)
Community agreements	3	(29,489)	(1,724)	(33,631)	(23,102)
Net (purchase) sale of investments		-	-	(331)	1,081
Proceeds from disposition of property, plant and equipment		4,092	-	4,092	-
Change in restricted cash		51	-	51	-
Interest received		894	199	1,406	862
		(113,970)	(88,893)	(248,556)	(270,654)
Cash used in financing activities:
Issuance of senior unsecured notes, net of transaction costs	15a	-	-	-	591,922
Principal repayments	15a	-	-	-	(600,000)
Premium paid on redemption of notes		-	-	-	(22,878)
Interest paid on long-term debt		-	(33,600)	(31,875)	(84,435)
Financing costs		(3,046)	(2,501)	(9,152)	(10,231)
Lease payments	14	(9,407)	(9,622)	(29,225)	(28,368)
Gold prepayment repayments	13	(17,146)	-	(54,335)	-
Deferred Rosemont acquisition payment		-	-	(10,000)	-
Net proceeds from exercise of stock options		40	10	914	750
Dividends paid	19b	(1,972)	(2,056)	(4,047)	(4,146)
		(31,531)	(47,769)	(137,720)	(157,386)
Effect of movement in exchange rates on cash		554	28	(17)	(1,611)
Net increase (decrease) in cash		27,561	3,164	15,128	(141,684)
Cash, beginning of the period		258,556	294,287	270,989	439,135
Cash, end of the period		$286,117	$297,451	$286,117	$297,451

HUDBAY MINERALS INC.
Condensed Consolidated Interim Statements of Comprehensive Profit (Loss)
(Unaudited and in thousands of US dollars)

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
(Loss) profit for the period	$(8,135)	$(170,411)	$87,823	$(233,905)

Other comprehensive (loss) income:
Item that will be reclassified subsequently to profit or loss:
Recognized directly in equity:
Net (loss) gain on translation of foreign currency balances	(15,698)	(7,348)	(20,193)	504
	(15,698)	(7,348)	(20,193)	504

Items that will not be reclassified subsequently to profit or loss:
Recognized directly in equity:
Gold prepayment revaluation (note 13)	(377)	(127)	788	(2,311)
Tax effect	100	34	(208)	621
Remeasurement - actuarial (loss) gain	(5,292)	12,997	25,336	31,065
Tax effect	387	(2,359)	2,156	(3,631)
	(5,182)	10,545	28,072	25,744

Other comprehensive (loss) income net of tax, for the period	(20,880)	3,197	7,879	26,248
Total comprehensive (loss) profit for the period	$(29,015)	$(167,214)	$95,702	$(207,657)

HUDBAY MINERALS INC.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited and in thousands of US dollars)

	Share capital (note 19)	Other capital reserves	Foreign currency translation reserve	Remeasurement reserve	Retained earnings	Total equity
Balance, January 1, 2021	$1,777,340	$55,937	$1,571	$(81,708)	$(53,334)	$1,699,806
Loss	-	-	-	-	(233,905)	(233,905)
Other comprehensive income	-	-	504	25,744	-	26,248
Total comprehensive income (loss)	-	-	504	25,744	(233,905)	(207,657)
Contributions by and distributions to owners:
Dividends (note 19b)	-	-	-	-	(4,146)	(4,146)
Stock options	-	1,427	-	-	-	1,427
Issuance of shares related to stock options redeemed	1,154	(404)	-	-	-	750
Total contributions by and distributions to owners	1,154	1,023	-	-	(4,146)	(1,969)
Balance, September 30, 2021	$1,778,494	$56,960	$2,075	$(55,964)	$(291,385)	$1,490,180
Loss	-	-	-	-	(10,453)	(10,453)
Other comprehensive (loss) income	-	-	832	(4,453)	-	(3,621)
Total comprehensive (loss) income	-	-	832	(4,453)	(10,453)	(14,074)
Contributions by and distributions to owners:
Dividends (note 19b)	-	-	-	-	-	-
Stock options	-	492	-	-	-	492
Issuance of shares related to stock options redeemed	354	(124)	-	-	-	230
Total contributions by and distributions to owners	354	368	-	-	-	722
Balance, December 31, 2021	$1,778,848	$57,328	$2,907	$(60,417)	$(301,838)	$1,476,828

HUDBAY MINERALS INC.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited and in thousands of US dollars)

	Share capital (note 19)	Other capital reserves	Foreign currency translation reserve	Remeasurement reserve	Retained earnings	Total equity
Balance, January 1, 2022	$1,778,848	$57,328	$2,907	$(60,417)	$(301,838)	$1,476,828
Profit	-	-	-	-	87,823	87,823
Other comprehensive (loss) income	-	-	(20,193)	28,072	-	7,879
Total comprehensive (loss) income	-	-	(20,193)	28,072	87,823	95,702
Contributions by and distributions to owners:
Dividends (note 19b)	-	-	-	-	(4,047)	(4,047)
Stock options	-	1,492	-	-	-	1,492
Issuance of shares related to stock options redeemed	1,406	(492)	-	-	-	914
Total contributions by and distributions to owners	1,406	1,000	-	-	(4,047)	(1,641)
Balance, September 30, 2022	$1,780,254	$58,328	$(17,286)	$(32,345)	$(218,062)	$1,570,889

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2022 and 2021

1. Reporting entity

On January 1, 2017, Hudbay Minerals Inc. amalgamated under the Canada Business Corporations Act with its subsidiaries Hudson Bay Mining and Smelting Co., Limited and Hudson Bay Exploration and Development Company Limited to form Hudbay Minerals Inc. ("HMI" or the "Company"). The address of the Company's principal executive office is 25 York Street, Suite 800, Toronto, Ontario. The unaudited condensed consolidated interim financial statements ("interim financial statements") of the Company for the three and nine months ended September 30, 2022 and 2021 represent the financial position and the financial performance of the Company and its subsidiaries (together referred to as "Hudbay").

Wholly owned subsidiaries as at September 30, 2022 and 2021 include HudBay Marketing & Sales Inc. ("HMS"), HudBay Peru Inc., HudBay Peru S.A.C. ("Hudbay Peru"), HudBay (BVI) Inc., Hudbay Arizona Inc, Rosemont Copper Company ("Rosemont") and Mason Resources (US) Inc. ("Mason").

Hudbay is an integrated mining company primarily producing copper concentrate (containing copper, gold and silver), silver/gold doré, molybdenum concentrate, zinc concentrate and zinc metal. With assets in North and South America, Hudbay is focused on the discovery, production and marketing of base and precious metals. Directly and through its subsidiaries, Hudbay owns three polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru) and copper projects in Arizona and Nevada (United States). Hudbay also has equity investments in a number of junior exploration companies. The Company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima.

2. Basis of preparation

(a) Statement of compliance:

These interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB") and do not include all of the information required for full annual financial statements by International Financial Reporting Standards ("IFRS").

These interim financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2021 which includes information necessary or useful to understanding the Company's business and financial statement presentation. In particular, the Company's significant accounting policies are presented as note 3 in the Company's audited consolidated financial statements for the year ended December 31, 2021 and have been consistently applied in the preparation of these interim financial statements.

The Board of Directors approved these interim financial statements on November 2, 2022.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2022 and 2021

(b) Use of judgements and estimates:

The preparation of the interim financial statements in conformity with IFRS requires Hudbay to make judgements, estimates and assumptions, in applying accounting policies that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements, as well as reported amounts of revenue and expenses during the reporting period. Actual results may differ from these judgements, estimates and assumptions. The interim financial statements reflect the judgements and estimates outlined by Hudbay in its audited consolidated financial statements for the year ended December 31, 2021, except as noted below.

As a result of the recently released preliminary economic assessment ("PEA") of the Copper World Complex in Arizona, which includes the recently discovered Copper World deposits and the Rosemont deposit, management has assessed which property, plant and equipment assets associated with the previous, stand-alone development plan for the Rosemont deposit, may not be recoverable in the revised two-phase mine plan. In conducting this assessment, significant judgement was required to determine the extent and nature of usefulness of various fixed assets and previously capitalized development costs under the revised mine plan.

(c) Estimation uncertainty:

The Company has assessed the economic impacts of the novel coronavirus pandemic and Russia's invasion of Ukraine on its interim financial statements. As at September 30, 2022, management has determined that the Company's ability to execute its medium and longer term plans and the economic viability of its assets (including the carrying value of its long-lived assets and inventory valuations) are not materially  impacted.

In making this judgement, the Company has assessed various criteria including, but not limited to, existing laws, regulations, orders, disruptions and potential disruptions in our supply chain, disruptions in the markets for our products, commodity prices and foreign exchange prices and the actions that the Company has taken at its operations to protect the health and safety of its workforce and local community.

3. Reclassification of comparative amounts

Certain prior period amounts have been reclassified for consistency with the current period presentation. The Gold prepayment liability (note 13) has been reclassified to its own financial statement line item within the condensed consolidated interim balance sheet due to the size of the balance. The balance was previously included in other financial liabilities. Environmental obligation adjustment (note 17) has been reclassified to its own financial statement line item within the condensed consolidated interim income statements due to the significant increases in these balances. This balance was previously included in other expenses. Evaluation expense has been reclassified and presented within other expenses on the condensed consolidated interim income statement. This balance was previously included within exploration and evaluation expenses as well as other expenses (note 5c). Environmental obligation adjustment was previously included within Other in the operating activities section of the condensed consolidated interim statements of cash flows and has now been reclassified to its own line within operating activities. Community agreement payments were previously included within acquisition of property, plant and equipment in the investing activities section of the condensed consolidated interim statements of cash flows and has now been reclassified to its own line within investing activities. These reclassifications had no effect on the previous reported net loss, cash generated from operating activities and net equity.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2022 and 2021

4. New standards

New standards and interpretations not yet adopted

Amendment to IAS 1 - Presentation of Financial Statements

The amendments to IAS 1 promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current or non-current (based on a substantive right to defer settlement). This amendment is in effect January 1, 2024 with early adoption permitted.  The Company has not yet determined the effect of adoption of this amendment on its consolidated financial statements.

5. Revenue and expenses

(a) Revenue

Hudbay's revenue by significant product types:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Copper	$194,788	$201,564	$634,529	$625,503
Zinc	44,092	67,673	199,259	227,150
Gold	99,889	61,965	257,759	162,043
Silver	6,588	6,052	22,115	19,676
Molybdenum	18,748	12,780	36,941	26,925
Other	243	1,933	4,660	6,096
Revenue from contracts	364,348	351,967	1,155,263	1,067,393
Non-cash streaming arrangement items [1]
Amortization of deferred revenue - gold	8,416	13,589	31,578	27,686
Amortization of deferred revenue - silver	9,209	9,949	30,212	26,567
Amortization of deferred revenue - variable consideration adjustments - prior periods	(2,286)	-	959	1,617
	15,339	23,538	62,749	55,870
Pricing and volume adjustments [2]	(11,664)	(2,013)	(28,800)	(4,725)
	368,023	373,492	1,189,212	1,118,538
Treatment and refining charges	(21,852)	(14,531)	(48,968)	(41,710)
	$346,171	$358,961	$1,140,244	$1,076,828
[1] See note 16.
[2] Pricing and volume adjustments represent mark-to-market adjustments on initial estimate of provisionally priced sales, realized and unrealized changes to fair value for non-hedge derivative contracts and adjustments to originally invoiced weights and assays.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2022 and 2021

Consideration from the Company's stream agreements is considered variable (note 16). Gold and silver stream revenue can be subject to cumulative adjustments when the amount of precious metals to be delivered under the contract changes. As a result of changes in the Company's mineral reserve and resource estimate in the first quarter of 2022, the amortization rate by which deferred revenue is drawn down into income was adjusted and, as required, a variable consideration adjustment was made for all prior year stream revenues since the stream agreement inception date. A variable consideration adjustment was also recorded on September 30, 2022 in Manitoba following a revised forecast for 777 in the third quarter of 2022, which indicated that substantially all of 777's precious metals reserves and inventory levels have been depleted. These variable consideration adjustments resulted in an increase of revenue of $959 for the nine months ended September 30, 2022 (September 30, 2021 - increase of revenue of $1,617).

(b) Depreciation and amortization

Depreciation of PP&E and amortization of intangible assets are reflected in the condensed consolidated interim income statements as follows:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Cost of sales	$89,811	$86,010	$258,207	$267,997
Selling and administrative expenses	335	441	1,120	1,403
	$90,146	$86,451	$259,327	$269,400

(c) Other expenses

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Regional costs	$936	$879	$3,013	$2,639
(Gain) loss on disposal of PP&E and non-current assets	(6,046)	5,082	(6,777)	4,785
Amortization of community costs (other assets)	836	158	2,093	1,019
Restructuring - Manitoba	5,050	3,639	9,460	3,639
Care & maintenance - Manitoba	4,336	-	4,492	-
Evaluation costs	123	4,994	7,875	5,572
Insurance recovery	-	-	(5,698)	-
Other	1,061	1,086	(417)	1,161
	$6,296	$15,838	$14,041	$18,815

During the nine months ended September 30, 2022, there were costs incurred related to the restructuring of the Manitoba operations in preparation for the closure of 777 mine, zinc plant and Flin Flon mill of $9,460. These costs were related to activities performed in advance of these closures along with ongoing restructuring, closure and severance costs.

During the nine months ended September 30, 2022, gains on the disposition of property, plant and equipment and other non-current assets includes the disposition of Mason's Lordsburg property, along with dispositions of non-current assets as a result of the closure of our Flin Flon operations.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2022 and 2021

In June 2022, a gain was recorded to reflect the insurance recovery claim proceeds following a shaft incident at 777 in October 2020. As of September 30, 2022, all of the proceeds have been received.

The Flin Flon concentrator and tailings impoundment has been shifted to care and maintenance to provide optionality should another mineral discovery occur in the Flin Flon area. During the three and nine months ended September 30, 2022, care & maintenance costs were $4,336 and $4,492 respectively.

Evaluation expenses incurred during the first half of 2022 primarily relate to PEA study costs of Arizona's Copper World Complex.

(d) Net finance expense

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Net interest expense on long-term debt
Interest expense on long-term debt	$16,921	$19,300	$50,730	$57,837
Accretion on streaming arrangements (note 16)
Additions	6,980	8,295	21,700	33,765
Variable consideration adjustments - prior periods	1,587	-	(940)	594
	8,567	8,295	20,760	34,359
Change in fair value of financial assets and liabilities at fair value through profit or loss
Embedded derivatives (note 15)	-	-	-	49,754
Gold prepayment liability (note 13)	(6,684)	308	(4,619)	(6,285)
Investments	(2)	(146)	(1,269)	4,266
	(6,686)	162	(5,888)	47,735
Other net finance costs
Net foreign exchange (gain) loss	(4,849)	(3,053)	(5,570)	352
Accretion on community agreements measured at amortized cost	1,188	487	2,360	2,182
Accretion on environmental provisions (note 17)	2,434	1,096	6,323	3,123
Accretion on Wheaton refund liability	492	-	739	-
Withholding taxes	1,544	1,914	4,564	5,881
Premium paid on redemption of notes	-	-	-	22,878
Write-down of unamortized transaction costs	-	-	-	2,480
Loss (gain) on disposal of investments	-	-	3,132	(515)
Other finance expense	1,817	2,133	5,839	6,699
Interest income	(833)	(124)	(1,223)	(639)
	1,793	2,453	16,164	42,441
Net finance expense	$20,595	$30,210	$81,766	$182,372

Other finance expense relates primarily to fees on Hudbay's revolving credit facilities and leases.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2022 and 2021

(e) Impairment - Arizona

As a result of the released PEA of the Copper World Complex during the second quarter of 2022, which contemplates the mining of the recently discovered Copper World deposits and the Rosemont deposit in a two-phase mine plan, it was determined that certain capitalized costs and assets associated with the previous stand-alone development plan for the Rosemont deposit are no longer recoverable. As a result, during the second quarter of 2022, the Company recognized a pre-tax impairment loss of $94,956 related to these assets. The impairment loss was determined based on the specific identification of assets that are not expected to be recoverable under the Copper World Complex PEA. The Company presented the impairment losses within the Arizona segment in note 24. The fair value measurements used in the determination of impairment charges are categorized as level 2 based on the degree to which inputs are observable and have a significant effect on the recorded fair value.

(f) Impairment - Environmental Obligation

During the third quarter of 2021, an impairment indicator was identified in relation to a revised Flin Flon closure plan. The revised closure plan, reflecting higher cost estimates, led to a large increase in the environmental obligation and a corresponding increase to Flin Flon PP&E. The increase in Flin Flon PP&E prompted an impairment test of these assets since the Flin Flon operation was expected to close mid-2022. Hudbay recorded an impairment to PP&E by comparing the carrying value of the Flin Flon operation to its recoverable amount using the value-in-use method for future cash flows associated with the operation until closure. The value-in-use recoverable amount is considered a level 3 valuation method. This resulted in an impairment loss of $147,305.

6. Trade and other receivables

	Sep. 30, 2022	Dec. 31, 2021
Current
Trade receivables	$14,463	$166,524
Statutory receivables	24,136	31,191
Other receivables	21,630	6,366
	60,229	204,081
Non-current
Taxes receivable	15,573	16,084
	$75,802	$220,165

The decrease in trade receivables during the nine months ended September 30, 2022 primarily relates to a decrease in provisionally priced receivables, as well as the receipt of payment for three shipments in early 2022 which were sold in 2021, representing 30,000 tonnes of copper concentrate.

The increase in other receivables during the nine months ended September 30, 2022 is primarily the result of realized gains in fixed for floating swaps following a decline in copper prices.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2022 and 2021

7. Inventories

	Sep. 30, 2022	Dec. 31, 2021
Current
Stockpile	$22,827	$12,768
Work in progress	9,140	5,647
Finished goods	43,718	78,958
Materials and supplies	58,374	61,080
	134,059	158,453
Non-current
Stockpile	34,928	34,156
Materials and supplies	6,148	3,417
	41,076	37,573
	$175,135	$196,026

The cost of inventories recognized as an expense, including depreciation, and included in cost of sales amounted to $283,960 and $833,408 for the three and nine months ended September 30, 2022 (three and nine months ended September 30, 2021 - $267,886 and $800,727).

During the three and nine months ended September 30, 2022, Hudbay recognized a recovery of nil and $557 in cost of sales related to adjustments of the carrying value of Peru inventories to net realizable value (three and nine months ended September 30, 2021 - recovery of nil and recovery of $1,446). Adjustments of the carrying value of inventories to net realizable value were related to changes in commodity prices.

During the three and nine months ended September 30, 2022, Hudbay recognized an expense of $2,074 and $4,103 in cost of sales related to adjustments to the carrying value of Manitoba materials and supplies inventories to net realizable value (three and nine months ended September 30, 2021 - expense of $5,445).

8. Other financial assets

	Sep. 30, 2022	Dec. 31, 2021
Current
Derivative assets	$16,968	$7,430
Restricted cash	386	437
	17,354	7,867

Non-current
Investments at fair value through profit or loss	10,638	11,158
	$27,992	$19,025

The increase in derivative assets is the result of unrealized gains in fixed for floating swaps following a decline in copper prices. See note 21b.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2022 and 2021

9. Intangibles and other assets

Intangibles and other assets of $51,867 (December 31, 2021 - $20,138) includes $46,573 of other assets (December 31, 2021 - $14,240) and $5,294 of intangibles (December 31, 2021 - $5,898).

Other assets represent the carrying value of certain future community costs that relate to agreements with communities near the Peru operations which allow Hudbay to extract or explore minerals over the useful life of Peru operations. The liability remaining for these costs is recorded in agreements with communities recorded at amortized cost (note 12). Amortization of the carrying amount is recorded in the condensed consolidated interim income statements within other expenses (note 5c) or exploration expenses, depending on the nature of the agreement. Intangibles mainly represent computer software costs.

The increase in agreements with communities recorded at amortized cost during the nine months ended September 30, 2022 primarily relates to the execution of the Uchucarcco community agreement which provides surface rights to the Maria Reyna and Caballito satellite properties located near the Constancia operation, partially offset by amortization of the carrying amount.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2022 and 2021

10. Property, plant and equipment

Sep. 30, 2022	Exploration and evaluation assets	Capital works in progress	Mining properties	Plant and equipment	Plant and equipment - ROU assets[1]	Total
Balance, Jan. 1, 2022	$88,207	$858,230	$2,434,000	$2,983,919	$259,726	$6,624,082
Additions	8,161	122,979	820	24,327	26,061	182,348
Capitalized stripping and development	-	-	74,093	-	-	74,093
Decommissioning and restoration	-	-	(14,663)	(27,511)	-	(42,174)
Derecognition of assets - cost	-	-	(986,802)	(384,333)	(2,950)	(1,374,085)
Capitalized accretion and depreciation	-	1,327	-	(135)	(20)	1,172
Transfers and other movements	(28,304)	(87,670)	776	115,789	(591)	-
Disposals	-	-	-	(1,162)	(10,127)	(11,289)
Impairment (Note 5e)	-	(94,956)	-	-	-	(94,956)
Effects of movements in exchange rates	(1,175)	(5,162)	(18,267)	(57,658)	(6,852)	(89,114)
Balance, Sep. 30, 2022	66,889	794,748	1,489,957	2,653,236	265,247	5,270,077

Accumulated depreciation
Balance, Jan. 1, 2022	-	-	1,284,369	1,445,122	153,625	2,883,116
Depreciation for the period	-	-	111,078	126,233	19,170	256,481
Derecognition of assets - accumulated depreciation	-	-	(986,802)	(384,333)	(2,950)	(1,374,085)
Disposals	-	-	-	(806)	(1,902)	(2,708)
Effects of movement in exchange rates	-	-	1,555	(31,725)	(3,913)	(34,083)
Balance, Sep. 30, 2022	-	-	410,200	1,154,491	164,030	1,728,721
Net book value	$66,889	$794,748	$1,079,757	$1,498,745	$101,217	$3,541,356
[1] Includes $5,034 of capital works in progress - ROU assets (costs) that relate to the Arizona business unit (December 31, 2021 - $5,112, related to the Arizona and Manitoba business unit).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2022 and 2021

Dec. 31, 2021	Exploration and evaluation assets	Capital works in progress	Mining properties	Plant and equipment	Plant and equipment- ROU assets[1]	Total
Balance, Jan. 1, 2021	$79,059	$957,162	$2,217,461	$2,793,719	$214,303	$6,261,704
Additions	9,084	268,090	1,731	17,735	49,695	346,335
Capitalized stripping and development	-	-	79,426	-	-	79,426
Decommissioning and restoration	-	(525)	4,630	139,911	-	144,016
Transfers and other movements	-	(357,381)	128,320	229,981	(920)	-
Impairment	-	-	(1,054)	(192,419)	-	(193,473)
Disposals	-	(5,941)	-	(10,803)	(3,544)	(20,288)
Effects of movements in exchange rates	64	(3,175)	3,486	5,795	192	6,362
Balance, Dec. 31, 2021	88,207	858,230	2,434,000	2,983,919	259,726	6,624,082

Accumulated depreciation
Balance, Jan. 1, 2021	-	-	1,126,274	1,271,581	132,194	2,530,049
Depreciation for the year	-	-	155,878	181,565	24,536	361,979
Disposals	-	-	-	(8,525)	(3,158)	(11,683)
Effects of movement in exchange rates	-	-	2,217	501	53	2,771
Balance, Dec. 31, 2021	-	-	1,284,369	1,445,122	153,625	2,883,116
Net book value	$88,207	$858,230	$1,149,631	$1,538,797	$106,101	$3,740,966

At September 30, 2022, capital works in progress decreased compared to December 31, 2021 as a result of a pre-tax impairment charge of $94,956 related to certain capitalized costs and assets associated with the previous stand-alone development plan for the Rosemont deposit that are no longer recoverable (see note 5e).

The closure of the Flin Flon operations in the second quarter of 2022 has led to the derecognition of fully depreciated assets. This resulted in a decrease in both the cost and accumulated depreciation of the Mining Properties and Plant and Equipment categories.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2022 and 2021

11. Other liabilities

	Sep. 30, 2022	Dec. 31, 2021

Unearned revenue	$3,069	$7,983
Environmental and other provisions (note 17)	19,941	41,017
Pension liability	7,272	10,472
Other employee benefits	3,401	3,530
	$33,683	$63,002

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2022 and 2021

12. Other financial liabilities

	Sep. 30, 2022	Dec. 31, 2021
Current
Derivative liabilities	$6,041	$12,451
Deferred Rosemont acquisition consideration	9,572	9,713
Agreements with communities recorded at amortized cost	4,623	7,144
	20,236	29,308

Non-current
Deferred Rosemont acquisition consideration	9,030	17,805
Agreements with communities recorded at amortized cost	36,995	29,129
Wheaton refund liability (note 16)	6,163	5,424
	52,188	52,358
	$72,424	$81,666

Agreements with communities recorded at amortized cost relate to agreements with communities near the Constancia operation which allow Hudbay to extract minerals over the useful life of the Constancia operation, carry out exploration and evaluation activities in the area and provide Hudbay with community support to operate in the region. The changes in agreements with communities recorded at amortized cost during the nine months ended September 30, 2022 primarily relates to the execution of the Uchucarcco community agreement which provides surface rights to the Maria Reyna and Caballito satellite properties located near the Constancia operation, partially offset by disbursements, which was primarily all paid during the period. The increase in the balance of agreements with communities was related to changes in estimates and the accretion of the liability.

The following table summarizes changes in agreements with communities recorded at amortized cost:

Balance, January 1, 2021	$40,787
Net additions	22,796
Disbursements	(26,511)
Accretion	2,811
Effects of changes in foreign exchange	(3,610)
Balance, December 31, 2021	$36,273
Net additions	36,735
Disbursements	(33,631)
Accretion	2,360
Effects of changes in foreign exchange	(119)
Balance, September 30, 2022	$41,618

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2022 and 2021

13. Gold prepayment liability

Gold prepayment liabilities are reflected in the condensed consolidated interim balance sheets as follows:

	Sep. 30, 2022	Dec. 31, 2021
Current	$64,339	$71,394
Non-current	15,927	68,614
	$80,266	$140,008

The following table summarizes changes in the gold prepayment liability:

Balance, January 1, 2021	$137,031
Change in fair value recorded in profit or loss	293
Change in fair value recorded in other comprehensive income	2,684
Balance, December 31, 2021	$140,008
Change in fair value recorded in profit or loss (note 5d)	(4,619)
Change in fair value recorded in other comprehensive income	(788)
Repayments	(54,335)
Balance, September 30, 2022	$80,266

14. Lease liability

Balance, January 1, 2021	$63,514
Additional capitalized leases	49,695
Lease payments	(37,719)
Accretion and other movements [1]	2,512
Balance, December 31, 2021	$78,002
Additional capitalized leases	26,061
Lease payments	(29,225)
Derecognized leases	(7,999)
Accretion and other movements	(1,052)
Balance, September 30, 2022	$65,787
[1] Includes $1,844 of sale lease back additions to ROU leases.

Lease liabilities are reflected in the condensed consolidated interim balance sheets as follows:

	Sep. 30, 2022	Dec. 31, 2021
Current	$20,665	$33,529
Non-current	45,122	44,473
	$65,787	$78,002

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2022 and 2021

Hudbay has entered into leases which expire between 2022 and 2043. The interest rates on leases which were capitalized have interest rates between 2.50% and 7.43%, per annum. The range of interest rates utilized for discounting varies depending mostly on the Hudbay entity acting as lessee and duration of the lease. For certain leases, Hudbay has the option to purchase the equipment and vehicles leased at the end of the terms of the leases. Hudbay's obligations under these leases are secured by the lessor's title to the leased assets. The present value of applicable lease payments has been recognized as an ROU asset, which was included as a non-cash addition to property, plant and equipment, and a corresponding amount as a lease liability.

There are no restrictions placed on Hudbay by entering into these leases.

The following outlines expenses recognized within the Company's condensed consolidated interim income statements, relating to leases for which a recognition exemption was applied.

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Short-term leases	$1,609	$10,872	$22,890	$27,109
Low value leases	189	74	637	228
Variable leases	24,680	14,504	42,736	29,735
Total	$26,478	$25,450	$66,263	$57,072

Payments made for short-term, low value and variable leases would mostly be captured as expenses in the condensed consolidated interim income statements, however, certain amounts may be capitalized to PP&E for the Arizona segment during its development phase and certain amounts may be reported in inventories given the timing of sales. Variable payment leases include equipment used for heavy civil works at Constancia.

15. Long-term debt

Long-term debt is comprised of the following:

	Sep. 30, 2022	Dec. 31, 2021
Senior unsecured notes (a)	$1,187,538	$1,185,805
Less: Unamortized transaction costs - revolving credit facilities (b)	(4,301)	(5,531)
	$1,183,237	$1,180,274

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2022 and 2021

(a) Senior unsecured notes

Balance, January 1, 2021	$1,139,695
Addition to Principal, net of $8,078 transaction costs	591,922
Principal repayments	(600,000)
Write-down of fair value of embedded derivative (prepayment option)	49,754
Write-down of unamortized transaction costs	2,480
Accretion of transaction costs and premiums	1,954
Balance, December 31, 2021	$1,185,805
Accretion of transaction costs and premiums	1,733
Balance, September 30, 2022	$1,187,538

As at September 30, 2022, $1,200,000 aggregate principal amount of senior notes were outstanding in two series: (i) a series of 4.50% senior notes due 2026 in an aggregate principal amount of $600,000 and (ii) a series of 6.125% senior notes due 2029 in an aggregate principal amount of $600,000.

(b) Unamortized transaction costs - revolving credit facilities

Balance, January 1, 2021	$4,020
Accretion of transaction costs	(2,816)
Transaction costs	4,327
Balance, December 31, 2021	$5,531
Accretion of transaction costs	(1,389)
Transaction costs	159
Balance, September 30, 2022 [1]	$4,301
[1] Balance, representing deferred transaction costs, is in an asset position.

As at September 30, 2022, the Peru segment had nil in letters of credit issued under the Peru revolving credit facility to support its reclamation obligations and the Manitoba segment had $81,271 in letters of credit issued under the Canada revolving credit facility to support its reclamation and pension obligations. As at September 30, 2022, there were no cash advances under the credit facilities.

Surety bonds

The Arizona segment had $12,827 in surety bonds issued to support future reclamation and closure obligations. No cash collateral is required to be posted under these surety bonds.

Other letters of credit

The Peru segment had $107,378 in letters of credit issued with various Peruvian financial institutions to support future reclamation and other operating matters. No cash collateral is required to be posted under these letters of credit.

On August 22, 2022, Hudbay closed a C$130.0 million bilateral letter of credit facility ("LC Facility") with a major Canadian financial institution. As at September 30, 2022, there have been no letters of credit drawn under this LC Facility.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2022 and 2021

16. Deferred revenue

777 Stream Agreement

For the three and nine months ended September 30, 2022, the drawdown rates for the 777 stream agreement for gold and silver were C$1,584 and C$31.28 per ounce, respectively (year ended December 31, 2021 - C$1,578 and C$30.38 per ounce, respectively).

As part of the streaming agreement for the 777 mine, Hudbay must repay, with precious metals credits, the stream deposit by August 1, 2052, the expiry date of the agreement. If the stream deposit is not fully repaid with precious metals credits from 777 production by the expiry date, a payment for the remaining amount will be due at the expiry date of the agreement. As the 777 mine has concluded all mining activities following the depletion of reserves and finalized the sales of produced concentrate, Hudbay concluded that a portion of the stream deposit will not be repaid by means of precious metals credits from 777 production. The repayment amount is recorded as a refund liability (note 12), which is and will be discounted at the 9.0% rate inherent in the original 777 stream agreement and accreted over the remaining term of the agreement.

Peru Stream Agreement

For the three and nine months ended September 30, 2022, the drawdown rates for the Peru stream agreement for gold and silver were $734 and $14.95 per ounce, respectively (year ended December 31, 2021 - $791 and $17.47 per ounce, respectively).

The following table summarizes changes in deferred revenue:

Balance, January 1, 2021	$546,684
Amortization of deferred revenue
Liability drawdown	(71,519)
Variable consideration adjustments - prior periods	(1,617)
Accretion on streaming arrangements
Current year additions	42,060
Variable consideration adjustments - prior periods	594
Reclass of refund liability (note 12)	(5,424)
Stream deposit	4,000
Effects of changes in foreign exchange	548
Balance, December 31, 2021	$515,326
Amortization of deferred revenue (note 5a)
Liability drawdown	(61,790)
Variable consideration adjustments - prior periods	(959)
Accretion on streaming arrangements (note 5d)
Current year-to-date additions	21,700
Variable consideration adjustments - prior periods	(940)
Effects of changes in foreign exchange	(376)
Balance, September 30, 2022	$472,961

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2022 and 2021

Consideration from the Company's stream agreement is considered variable. Gold and silver stream revenue can be subject to cumulative adjustments when the number of ounces to be delivered under the contract changes. As a result of changes in the Company's mineral reserve and resource estimate in the first quarter of 2022 the amortization rate by which deferred revenue is drawn down into income was adjusted and, as required, a current period catch up adjustment was made for all prior period stream revenues since the stream agreement inception date. A variable consideration adjustment was also recorded on September 30, 2022 in Manitoba following a revised forecast for 777 in the third quarter of 2022, which indicated that substantially all of 777's precious metals reserves and inventory levels have been depleted. These variable consideration adjustments resulted in an increase in revenue of $959 and a decrease of finance expense of $940 for the nine months ended September 30, 2022 (December 31, 2021 - increase in revenue of $1,617 and an increase of finance expense of $594).

Deferred revenue is reflected in the condensed consolidated interim balance sheets as follows:

	Sep. 30, 2022	Dec. 31, 2021
Current	$67,725	$88,963
Non-current	405,236	426,363
	$472,961	$515,326

17. Environmental and other provisions

Reflected in the condensed consolidated interim balance sheets as follows:

Sep. 30, 2022	Decommissioning, restoration and similar liabilities	Deferred share units	Restricted share units	Performance share units	Other	Total
Current (note 11)	$5,929	$5,231	$3,655	$2,892	$2,234	$19,941
Non-current	250,275	-	1,361	930	4,035	256,601
	$256,204	$5,231	$5,016	$3,822	$6,269	$276,542

Dec. 31, 2021	Decommissioning, restoration and similar liabilities	Deferred share units	Restricted share units	Performance share units	Other	Total
Current (note 11)	$16,759	$8,107	$5,061	$4,622	$6,468	$41,017
Non-current	451,041	-	5,828	780	3,852	461,501
	$467,800	$8,107	$10,889	$5,402	$10,320	$502,518

The other category mainly consists of restructuring provisions related to the closure of the Flin Flon operations and other miscellaneous obligations primarily in the Arizona segment.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2022 and 2021

The following table summarizes changes in decommissioning, restoration and similar liabilities ("DRO"):

Balance, December 31, 2021	$467,800
Changes in estimates to the provision	(13,742)
Disbursements	(12,649)
Unwinding of discount (note 5d)	6,323
Effect of change in discount rate	(175,880)
Effect of foreign exchange	(15,648)
Balance, September 30, 2022	$256,204

DRO are remeasured at each reporting date to reflect changes in discount rates, exchange rates, and timing and extent of cash outflows which can significantly affect the liabilities. This provision has been recorded based on estimates and assumptions that management believes are reasonable; however, actual decommissioning and restoration costs may differ from expectations.

During the nine months ended September 30, 2022, the Company recorded a non-cash gain of $146,950 in the condensed consolidated income statements mainly related to a revaluation adjustment to the Flin Flon operation's environmental reclamation provision. All quarterly periods in 2022 were substantially impacted by an increase in long term, risk-free discount rates based on changes in Canadian bond yields. Typically, an operating location will reflect any revaluation adjustments to the environmental reclamation provision against its reclamation assets. However, as the Flin Flon operations closed in June 2022, the corresponding Flin Flon assets have been fully depreciated and cannot be reduced below residual value resulting in the remaining impact being recorded as a gain in the condensed consolidated income statements.

As at September 30, 2022, decommissioning, restoration and similar liabilities have been discounted to their present value at rates ranging from 3.10% to 4.33% per annum (June 30, 2022: 2.45% to 3.45%, March 31, 2022: 1.36% to 2.46% and December 31, 2021: 0.39% to 1.94% per annum), using pre-tax, risk-free interest rates that reflect the estimated maturity of each specific liability.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2022 and 2021

18. Income and mining taxes

(a) Tax expense:

The tax expense is applicable as follows:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Current:
Income taxes (recovery) expense	$(8,541)	$11,182	$4,413	$14,064
Mining taxes (recovery) expense	(688)	3,375	7,510	17,048
Adjustments in respect of prior years	(696)	-	(696)	3
	(9,925)	14,557	11,227	31,115
Deferred:
Income tax expense (recoveries) - origination, revaluation and/or reversal of temporary differences	16,365	10,864	4,503	(8,835)
Mining tax expense (recoveries) - origination, revaluation and/or reversal of temporary difference	470	(2,840)	5,587	1,984
Adjustments in respect of prior years	962	-	962	7,039
	17,797	8,024	11,052	188
	$7,872	$22,581	$22,279	$31,303

Adjustments in respect of prior years refers to amounts changing due to the filing of tax returns and assessments from government authorities as well as any change identified that would result in a difference to our current or deferred tax balances as reported in the prior fiscal year end.

(b) Changes in deferred tax assets and liabilities:

	Nine months ended Sep. 30, 2022	Year ended Dec. 31, 2021
Net deferred tax liability balance, beginning of year	$(128,180)	$(127,534)
Deferred tax (expense) recovery	(11,052)	4,793
OCI transactions	1,948	(5,474)
Foreign currency translation on the deferred tax liability	11,096	35
Net deferred tax liability balance, end of period	$(126,188)	$(128,180)

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2022 and 2021

19. Share capital

(a) Preference shares:

Authorized: Unlimited preference shares without par value.

Issued and fully paid: Nil.

(b) Common shares:

Authorized: Unlimited common shares without par value.

Issued and fully paid:

	Nine months ended Sep. 30, 2022		Year ended Dec. 31, 2021
	Common shares	Amount	Common shares	Amount
Balance, beginning of year	261,598,312	$1,778,848	261,272,151	$1,777,340
Exercise of options	304,839	1,406	326,161	1,508
Balance, end of period	261,903,151	$1,780,254	261,598,312	$1,778,848

During the nine months ended September 30, 2022, the Company declared two semi-annual dividends of C$0.01 per share. The Company paid $2,075 and $1,972 in dividends on March 25, 2022 and September 23, 2022 to shareholders of record as of March 8, 2022 and September 2, 2022.

During the year ended December 31, 2021, the Company declared two semi-annual dividends of C$0.01 per share each. The Company paid $2,090 and $2,056 in dividends on March 26, 2021 and September 24, 2021 to shareholders of record as of March 9, 2021 and September 3, 2021.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2022 and 2021

20. Earnings per share

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Weighted average common shares outstanding
Basic	261,896,143	261,517,461	261,824,961	261,430,996
Plus net incremental shares from:
Assumed conversion: stock options	-	-	387,156	-
Diluted weighted average common shares outstanding	261,896,143	261,517,461	262,212,117	261,430,996

For periods where Hudbay records a loss, Hudbay calculates diluted loss per share using the basic weighted average number of shares. If the diluted weighted average number of shares were used, the result would be a reduction in the loss, which would be anti-dilutive. For the three and nine months ended September 30, 2022, Hudbay calculated diluted loss per share using 261,896,143 and 262,212,117 respectively (three and nine months ended September 30, 2021 - 261,517,461 and 261,430,996).

For the three months ended September 30, 2022, the determination of the diluted weighted-average number of common shares excludes the impact of 181,668 weighted-average stock options outstanding that were anti-dilutive as the Company recorded a loss in the financial period (three and nine months ended September 30, 2021 - 568,243 and 643,926 respectively).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2022 and 2021

21. Financial instruments

(a) Fair value and carrying value of financial instruments:

The following presents the fair value ("FV") and carrying value ("CV") of Hudbay's financial instruments and non-financial derivatives:

	Sep. 30, 2022		Dec. 31, 2021
	FV	CV	FV	CV
Financial assets at amortized cost
Cash[1]	$286,117	$286,117	$270,989	$270,989
Restricted cash[1]	386	386	437	437
Fair value through profit or loss
Trade and other receivables 1, [2,3]	36,093	36,093	172,890	172,890
Non-hedge derivative assets [4]	16,968	16,968	7,430	7,430
Investments [5]	10,638	10,638	11,158	11,158
Total financial assets	$350,202	$350,202	$462,904	$462,904
Financial liabilities at amortized cost
Trade and other payables1, [2]	198,078	198,078	189,179	189,179
Deferred Rosemont acquisition consideration [8]	18,602	18,602	27,518	27,518
Agreements with communities [6]	31,472	41,618	33,947	36,273
Wheaton refund liability[10]	6,308	6,163	5,424	5,424
Senior unsecured notes [7]	982,860	1,187,538	1,239,018	1,185,805
Fair value through profit or loss
Gold prepayment liability [9]	80,266	80,266	140,008	140,008
Non-hedge derivative liabilities [4]	6,041	6,041	12,451	12,451
Total financial liabilities	$1,323,627	$1,538,306	$1,647,545	$1,596,658
[1] Cash, restricted cash, trade and other receivables and trade and other payables are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.
[2] Excludes tax and other statutory amounts.
[3] Trade and other receivables contain receivables including provisionally priced receivables classified as FVTPL and various other items at amortized cost. The fair value of provisionally priced receivables is determined using forward metals prices which is a level 2 valuation method.
[4] Derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices, currency exchange rates, and discount factors based on market US dollar interest rates adjusted for credit risk.
[5] All investments are carried at their fair value, which is determined using quoted market bid prices in active markets for listed shares.
[6] These financial liabilities relate to agreements with communities near the Constancia project in Peru (note 12). Fair values have been determined using a discounted cash flow analysis based on expected cash flows and a credit adjusted discount rate.
[7] Fair value of the senior unsecured notes (note 15) has been determined using the quoted market price at period end.
[8] Discounted value based on a risk adjusted discount rate.
[9] The gold prepayment liability (note 13) is designated as fair value through profit or loss under the fair value option. Gains and losses related to the Company's own credit risk have been recorded at fair value through other comprehensive income. The fair value adjustment recorded in other comprehensive income for the nine months ended September 30, 2022 was a gain of $788 (year ended December 31, 2021 was a loss of $2,684).
[10] Discounted value based on a market rate at inception of the applicable Wheaton contract for carrying value (note 16) and current market rate at period end for fair value.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2022 and 2021

Fair value hierarchy

The table below provides an analysis by valuation method of financial instruments that are measured at fair value subsequent to recognition. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

- Level 1: Quoted prices in active markets for identical assets or liabilities;

- Level 2: Valuation techniques use significant observable inputs, either directly or indirectly, or valuations are based on quoted prices for similar instruments; and,

- Level 3: Valuation techniques use significant inputs that are not based on observable market data.

September 30, 2022	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Non-hedge derivatives	$-	$16,968	$-	$16,968
Investments	10,638	-	-	10,638
	$10,638	$16,968	$-	$27,606
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Non-hedge derivatives	$-	$6,041	$-	$6,041
Gold prepayment liability	-	80,266	-	80,266
Financial liabilities at amortized cost:
Agreements with communities	-	-	31,472	31,472
Wheaton refund liability	-	-	6,308	6,308
Senior unsecured notes	982,860	-	-	982,860
	$982,860	$86,307	$37,780	$1,106,947

December 31, 2021	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Non-hedge derivatives	$-	$7,430	$-	$7,430
Investments	11,158	-	-	11,158
	$11,158	$7,430	$-	$18,588
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Non-hedge derivatives	$-	$12,451	$-	$12,451
Gold prepayment liability	-	140,008	-	140,008
Financial liabilities at amortized cost:
Agreements with communities	-	-	33,947	33,947
Wheaton refund liability	-	-	5,424	5,424
Senior unsecured notes	1,239,018	-	-	1,239,018
	$1,239,018	$152,459	$39,371	$1,430,848

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2022 and 2021

The Company's policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the three months  ended September 30, 2022 and year ended December 31, 2021, Hudbay did not make any such transfers.

Valuation techniques used for instruments categorized in Levels 2 and 3 are consistent with the year ended December 31, 2021.

(b) Derivatives and hedging:

Copper fixed for floating swaps

Hudbay enters into copper fixed for floating swaps in order to manage the risk associated with provisional pricing terms in copper concentrate sales agreements. As at September 30, 2022, Hudbay had 68.3 million pounds of net copper swaps outstanding at an effective average price of $3.61/lb and settling across October 2022 to February 2023. As at December 31, 2021, Hudbay had 72.8 million pounds of net copper swaps outstanding at an effective average price of $4.34/lb and settling across January to April 2022. The aggregate fair value of the transactions at September 30, 2022 was an asset of $10,927 (December 31, 2021 - a liability position of $5,440).

Transactions involving derivatives are with large multi-national financial institutions that Hudbay believes to be credit worthy.

Non-hedge derivative zinc contracts

Hudbay enters into future dated fixed price sales contracts with zinc customers and, to ensure that the Company continues to receive a floating or unhedged realized zinc price, Hudbay enters into forward zinc purchase contracts that effectively offset the fixed price sales contracts. Hudbay held no forward zinc purchase contracts as at September 30, 2022. As at December 31, 2021, Hudbay held 3.1 million pounds of forward zinc purchase contracts with a price range of $1.44/lb to $1.52/lb. The aggregate fair value of the transactions at September 30, 2022 was nil. The aggregate fair value position at December 31, 2021 was an asset position of $419.

(c) Provisionally priced receivables

Changes in fair value of provisionally priced receivables

Hudbay records changes in fair value of provisionally priced receivables related to provisional pricing in concentrate purchase, concentrate sale and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotation period specified in the contract. The period between provisional pricing and final pricing is typically up to three months.

Changes in fair value of provisionally priced receivables are presented in trade and other receivables when they relate to sales contracts and in trade and other payables when they relate to purchase contracts. At each reporting date, provisionally priced metals are marked-to-market based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in revenue for sales contracts and in inventory or cost of sales for purchase concentrate contracts. Cash flows related to changes in fair value of provisionally priced receivables are classified in operating activities.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2022 and 2021

As at September 30, 2022 and December 31, 2021, Hudbay's net position consisted of contracts awaiting final pricing which are as indicated below:

Metal in concentrate		Sales awaiting final pricing		Average YTD price ($/unit)
	Unit	Sep. 30, 2022	Dec. 31, 2021	Sep. 30, 2022	Dec. 31, 2021
Copper	pounds (in thousands)	70,415	75,681	3.45	4.42
Gold	oz	31,095	27,304	1,665	1,828
Silver	oz	129,958	125,800	18.98	23.33
Zinc Concentrate	pounds (in thousands)	11,796	-	1.36	-

The aggregate fair value of provisionally priced receivables within the copper, zinc concentrate and refined zinc sales contracts at September 30, 2022, was a liability position of $17,126 (December 31, 2021 - an asset position of $6,500).

(d) Other financial liabilities

Gold prepayment liability

The gold prepayment liability (note 13) requires settlement by physical delivery of gold ounces or equivalent gold credits. The fair value of the financial liability at September 30, 2022 was a liability of $80,266 (December 31, 2021 - a liability of $140,008).

22. Commitments

Capital commitments

As at September 30, 2022, Hudbay had outstanding capital commitments in Canada of approximately $18,904 of which $18,145 can be terminated, approximately $33,858 in Peru, all of which can be terminated, and approximately $44,579 in Arizona, primarily related to the Copper World Complex, of which approximately $8,334 can be terminated by Hudbay.

23. Supplementary cash flow information

(a) Other cash (used in) / generated from operating activities:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Changes in non-current assets	$(4,851)	$5,082	$(4,402)	$4,785
Amortization of community agreement	1,997	-	3,254	-
Share based compensation paid	(267)	(20)	(5,387)	(6,646)
Insurance recovery (note 5c)	5,698	-	-	-
Restructuring - Manitoba	(3,822)	3,639	(3,822)	3,639
Other	(299)	(477)	(661)	(199)
	$(1,544)	$8,224	$(11,018)	$1,579

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2022 and 2021

(b) Change in non-cash working capital:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Change in:
Trade and other receivables	$31,429	$37,412	$137,575	$14,798
Other financial assets/liabilities	34,168	(5,791)	(16,367)	(25,210)
Inventories	28,822	5,335	7,427	(8,927)
Prepaid expenses	1,925	2,697	2,810	9,004
Trade and other payables	(10,111)	(8,918)	(10,956)	(31,685)
Provisions and other liabilities	4,658	5,554	(1,649)	3,042
	$90,891	$36,289	$118,840	$(38,978)

(c) Non-cash transactions:

During the nine months ended September 30, 2022 and 2021, Hudbay entered into the following non-cash investing and financing activities which are not reflected in the condensed consolidated interim statements of cash flows:

- Remeasurement of Hudbay's decommissioning and restoration liabilities led to a net decrease in related property, plant and equipment assets of $42,174 (September 30, 2021 - a net decrease of $48,902), mainly related to changes to real discount rates associated with remeasurement of the liabilities.

- Property, plant and equipment included $26,061 (September 30, 2021 - $32,528) of capital additions related to the recognition of ROU assets. Property, plant and equipment and other assets include $36,735 of capital additions related to agreements with communities (September 30, 2021 - $22,192).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2022 and 2021

24. Segmented information

Corporate and other activities include the Company's exploration activities in Chile, Canada and the State of Nevada. These exploration entities are not individually significant, as they do not meet the minimum quantitative thresholds for standalone segment disclosure. Corporate and other activities are not considered a segment and are included as a reconciliation to total consolidated results.

Three months ended September 30, 2022
	Manitoba	Peru	Arizona	Corporate and other activities	Total
Revenue from external customers	$157,613	$188,558	$-	$-	$346,171
Cost of sales
Mine operating costs	111,137	112,793	-	-	223,930
Depreciation and amortization	33,197	56,614	-	-	89,811
Gross profit	13,279	19,151	-	-	32,430
Selling and administrative expenses	-	-	-	10,448	10,448
Exploration expenses	643	3,536	(2,596)	188	1,771
Other expense (income)	5,489	1,861	(2,448)	1,394	6,296
Re-evaluation adjustment - environmental obligation	(6,417)	-	-	-	(6,417)
Results from operating activities	$13,564	$13,754	$5,044	$(12,030)	$20,332
Net interest expense on long term debt					16,921
Accretion on streaming arrangements					8,567
Change in fair value of financial instruments					(6,686)
Other net finance costs					1,793
Loss before tax					(263)
Tax expense					7,872
Loss for the period					$(8,135)

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2022 and 2021

Three months ended September 30, 2021
	Manitoba	Peru	Arizona	Corporate and other activities	Total
Revenue from external customers	$166,523	$192,438	$-	$-	$358,961
Cost of sales
Mine operating costs	122,227	88,837	-	-	211,064
Depreciation and amortization	38,825	47,185	-	-	86,010
Impairment - environmental obligation	147,305	-	-	-	147,305
Gross (loss) profit	(141,834)	56,416	-	-	(85,418)
Selling and administrative expenses	-	-	-	9,298	9,298
Exploration expenses	1,075	1,438	4,375	44	6,932
Other expenses	8,900	1,302	5,158	478	15,838
Re-evaluation adjustment - environmental obligation	134	-	-	-	134
Results from operating activities	$(151,943)	$53,676	$(9,533)	$(9,820)	$(117,620)
Net interest expense on long term debt					19,300
Accretion on streaming arrangements					8,295
Change in fair value of financial instruments					162
Other net finance costs					2,453
Loss before tax					(147,830)
Tax expense					22,581
Loss for the period					$(170,411)

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2022 and 2021

Nine months ended September 30, 2022
	Manitoba	Peru	Arizona	Corporate and other ctivities	Total
Revenue from external customers	$549,908	$590,336	$-	$-	$1,140,244
Cost of sales
Mine operating costs	364,148	310,677	-	-	674,825
Depreciation and amortization	105,420	152,787	-	-	258,207
Gross profit	80,340	126,872	-	-	207,212
Selling and administrative expenses	-	-	-	23,910	23,910
Exploration expenses	9,562	9,722	8,659	1,444	29,387
Other expense	4,832	4,898	2,848	1,463	14,041
Re-evaluation adjustment - environmental obligation	(146,950)	-	-	-	(146,950)
Impairment loss	-	-	94,956	-	94,956
Results from operating activities	$212,896	$112,252	$(106,463)	$(26,817)	$191,868
Net interest expense on long term debt					50,730
Accretion on streaming arrangements					20,760
Change in fair value of financial instruments					(5,888)
Other net finance costs					16,164
Profit before tax					110,102
Tax expense					22,279
Profit for the period					$87,823

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2022 and 2021

Nine months ended September 30, 2021
	Manitoba	Peru	Arizona	Corporate and other activities	Total
Revenue from external customers	$541,791	$535,037	$-	$-	$1,076,828
Cost of sales
Mine operating costs	346,305	265,946	-	-	612,251
Depreciation and amortization	127,667	140,330	-	-	267,997
Impairment - environmental obligation	147,305	-	-	-	147,305
Gross (loss) profit	(79,486)	128,761	-	-	49,275
Selling and administrative expenses	-	-	-	29,295	29,295
Exploration expenses	4,189	5,459	16,647	(10)	26,285
Other expenses	9,647	3,659	4,932	577	18,815
Re-evaluation adjustment - environmental obligation	(4,890)	-	-	-	(4,890)
Results from operating activities	$(88,432)	$119,643	$(21,579)	$(29,862)	$(20,230)
Net interest expense on long term debt					57,837
Accretion on streaming arrangements					34,359
Change in fair value of financial instruments					47,735
Other net finance costs					42,441
Loss before tax					(202,602)
Tax expense					31,303
Loss for the period					$(233,905)

September 30, 2022
	Manitoba	Peru	Arizona	Corporate and other activities	Total
Total assets	$691,209	$2,478,255	$697,390	$420,940	$4,287,794
Total liabilities	432,194	917,894	37,223	1,329,594	2,716,905
Property, plant and equipment[1]	670,845	2,141,240	687,625	41,646	3,541,356
[1] Included in Corporate and other activities are $28.3 million of property, plant and equipment that is located in Nevada.

December 31, 2021
	Manitoba	Peru	Arizona	Corporate and other activities	Total
Total assets	$812,137	$2,624,251	$745,371	$434,472	$4,616,231
Total liabilities	655,095	1,023,186	75,782	1,385,340	3,139,403
Property, plant and equipment[1]	706,330	2,256,687	735,127	42,822	3,740,966
[1] Included in Corporate and other activities are $28.3 million of property, plant and equipment that is located in Nevada.